Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183045

$400,000,000

1.125% First and Refunding Mortgage Bonds, Series 2014B, Due 2017

SUMMARY OF TERMS

Security:	1.125% First and Refunding Mortgage Bonds, Series 2014B, Due 2017
Issuer:	Southern California Edison Company
Principal Amount:	$400,000,000
Ratings of Securities*:	Aa3 / A / A+ (Moody’s / S&P / Fitch)
Trade Date:	May 6, 2014
Settlement Date:	May 9, 2014 (T + 3)
Maturity:	May 1, 2017
Benchmark US Treasury:	0.875% due April 15, 2017
Benchmark US Treasury Price:	99-31
Benchmark US Treasury Yield:	0.886%
Spread to Benchmark US Treasury:	T + 25 bps
Reoffer Yield:	1.136%
Coupon:	1.125%
Coupon Payment Dates:	May 1 and November 1
First Coupon Payment Date:	November 1, 2014
Public Offering Price:	99.968%
Optional Redemption:	Callable at any time, in whole or in part, at a “make whole” premium of 5 bps.
CUSIP/ISIN:	842400GB3 / US842400GB36
Joint Book-running Managers:	Barclays Capital Inc. (“Barclays”) Mitsubishi UFJ Securitties (USA), Inc. (“Mitsubishi”) CastleOak Securities, L.P. (“CastleOak”)
Co-managers:	Drexel Hamilton, LLC MFR Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Barclays, Mitsubishi or CastleOak can arrange to send you the prospectus if you request it by calling Barclays at 1-888-603-5847, Mitsubishi at 1-877-649-6848 or CastleOak at 1-800-707-8817.